                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                     BIRNER DENTAL MANAGEMENT SERVICES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   091283 10 1
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                                 (CUSIP Number)









*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










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

===============================================================================================================================
                 CUSIP No. 091283101                             13G                            Page 2 of 6 Pages
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Dennis N. Genty
-------------------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a)  [ ]
                                                                                                       (b)  [ ]
-------------------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States
-------------------------------------------------------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER
     NUMBER OF SHARES
  BENEFICIALLY OWNED BY                           543,380
EACH REPORTING PERSON WITH
                            ---------------------------------------------------------------------------------------------------
                                 6       SHARED VOTING POWER
                                                  0

                            ---------------------------------------------------------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                                  543,380
                            ---------------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER
                                                  0

-------------------------------------------------------------------------------------------------------------------------------
            9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     543,380
-------------------------------------------------------------------------------------------------------------------------------
            10              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------------------------------------------------------
            11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     8.2%
-------------------------------------------------------------------------------------------------------------------------------
            12              TYPE OF REPORTING PERSON
                                     IN
-------------------------------------------------------------------------------------------------------------------------------

===============================================================================================================================


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Item 1(a) Name of Issuer:                                     Page 3 of 6 Pages

          Birner Dental Management Services, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          3801 East Florida Avenue, Suite 508, Denver, Colorado 80210

Item 2(a) Name of Person Filing:

          Dennis N. Genty

Item 2(b) Address of Principal Business Office or, if none,
          Residence:

          Dennis N. Genty
          3801 East Florida Avenue, Suite 508, Denver, Colorado 80210

Item 2(c) Citizenship:

          Dennis N. Genty is a United States citizen.

Item 2(d) Title of Class of Securities:

          Common Stock, no par value

Item 2(e) CUSIP Number:

          091283 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) -  Broker or Dealer registered under Section 15 of the Act

(b) -  Bank as defined in section 3(a)(6) of the Act

(c) -  Insurance Company as defined in section 3(a)(19) of the Act

(d) -  Investment Company registered under section 8 of the Investment Company
       Act

(e) - Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) - Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

(g) - Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

(h) -  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

             Not Applicable



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                                                               Page 4 of 6 Pages

Item 4.  Ownership.

If the percent of the class owned, as of December 31 of the year covered by statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount Beneficially Owned as of December 31, 1998:

                  543,380 shares by Dennis N. Genty (1)

         (b)      Percent of Class:
                  8.2% by Dennis N. Genty

         (c)      Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote 543,380 by Dennis N. Genty(1)

                  (ii) shared power to vote or to direct the vote 0 by Dennis N. Genty

                  (iii) sole power to dispose or to direct the disposition of 543,380 by Dennis N. Genty(1)

                  (iv) shared power to dispose or to direct the disposition of 0 by Dennis N. Genty

(1) Includes 16,930 shares of Common Stock that are issuable upon exercise of an option having an exercise price of $2.40 per share, 12,000 shares of Common Stock that are issuable upon exercise of an option having an exercise price of $9.90 per share, 27,510 shares of Common Stock that are issuable upon exercise of a warrant having an exercise price of $4.36 per share, and 9,170 shares of Common Stock that are issuable upon exercise of a warrant having an exercise price of $6.00 per share, all of which are vested.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable


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                                                               Page 5 of 6 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the
         Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         Not Applicable




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                                                               Page 6 of 6 Pages

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 5, 1999
----------------
Date


/s/ Dennis N. Genty
---------------------------------
Dennis N. Genty




DENVER:0897996.01